Peter E. Jokiel
Executive Vice President &
Chief Financial Officer
September 10, 2009
Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Specialty Underwriters’ Alliance, Inc.
Form 10-K for the Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed April 1, 2009
File No. 000-50891
Dear Mr. Rosenberg:
I am writing on behalf of Specialty Underwriters’ Alliance, Inc. (the “Company”) in response to the Staff’s comment letter dated September 1, 2009, relating to the above-referenced Annual Report on Form 10-K and Definitive Proxy Statement on Schedule 14A.
We appreciate the Staff’s review of, and comments to, both our Form 10-K and Proxy Statement. Set forth below are the Staff’s numbered comments and the Company’s responses.
Form 10-K for the period ending December 31, 2008
Consolidated Financial Statements
Note 5 – Investments, page F-11
1.	We acknowledge your response to comment four. Please tell us why you believe that the third party fair value of securities in the amount of $141,000 resulted from a distressed sale. Also, tell us why you believe that the same securities sold by a different party on December 31, 2008 would have received a higher price.
Response: The security in question was a non-agency residential mortgage backed security. The market for securitized non-agency residential mortgages experienced extraordinary volatility and illiquidity during 2008 with real estate values declining and delinquencies and foreclosures increasing. The market displacement was further exacerbated in the fourth quarter of 2008 by the bankruptcy of Lehman Brothers and the
222 S. Riverside Plaza, Suite 1600 ◆ Chicago, IL 60606-6001 ◆ 312.277.1652 ◆ fax: 877.782.2098 ◆ www.suainsurance.com bailout of both American International Group and Merrill Lynch. Many dealers who held these kinds of securities were highly leveraged and, due to liquidity issues, were forced to sell at significantly discounted prices. Additionally, many hedge funds and mutual funds which held these securities were experiencing unusually high redemptions and needed to liquidate in order to satisfy these redemptions. The Company believes that the sellers of this security were forced to sell at a price in a market devoid of enough buyers to bid the securities to a level that represented economic value. The implied yield of the security in question as priced by our independent pricing service was 151.9%. An analysis of similar non-agency residential mortgage backed securities with the same ratings, timelines of payments, default experiences, prepayment speeds and maturities to the security in question resulted in an expected yield of 15.5%, which we believe was representative of market pricing at that time.
The Company, relying on Financial Accounting Standards Board Staff Position No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” viewed the market for these securities as illiquid and therefore determined the fair value for the security in question based on the assumptions of what a reasonable investor would discount the expected cash flows using an appropriate risk-adjusted discount rate. The Company developed the risk-adjusted discount rate for this security based on the current market for similar securities that were not deemed to be quoted based on distressed sales as of December 31, 2008. We believe that we have calculated a price that is a reasonable proxy for a current sale price, and that our process was in accordance with generally accepted accounting standards. We note that the fair value we calculated for this security may not necessarily reflect the price a different party would have received for the same securities on December 31, 2008 in light of the illiquidity of the market for such securities as a result of the general state of the economy.
Definitive Proxy Statement on Schedule 14A filed April 1, 2009
Compensation Discussion and Analysis
The Elements of Our Compensation Program
1. Cash Bonuses, page 19
2.	We note your response to comment 7 of our comment letter dated July 31, 2009. Please confirm that, to the extent you are required to file an annual report or proxy statement for an annual meeting next year, you will include in your next annual report or proxy filing, a comprehensive discussion of all specific individual criteria and/or targets for each Named Executive Officer used by the Compensation Committee in awarding bonuses. This discussion should not only describe the general criteria considered, as you have provided in your proposed disclosure, but should also address the specific performance targets, how the criteria were measured and, to the extent practicable, quantified. For example, you state that Mr. Smith’s individual performance goals included “targets for direct written premiums, loss and loss adjusted expense ratio, acquisition expense ratio, operating expense ratio and net income.” Your future disclosure should address and quantify with respect to each Named Executive Officer the specific performance targets and ratios, should disclose the extent to which the targets were met and should tie the performance level achieved to the award granted.
222 S. Riverside Plaza, Suite 1600 ◆ Chicago, IL 60606-6001 ◆ 312.277.1652 ◆ fax: 877.782.2098 ◆ www.suainsurance.com

Response: To the extent the Company is required to file an annual report or proxy statement for an annual meeting next year, the Company intends to include in such annual report or proxy statement, under the section entitled “COMPENSATION DISCUSSION AND ANALYSIS,” a comprehensive discussion of all specific individual criteria and/or targets for each Named Executive Officer used by the Compensation Committee in awarding bonuses, including how the criteria were measured, and to the extent practicable, quantified. We will also tie the performance level achieved to the award granted.
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The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Once you have had an opportunity to review this response, please contact the undersigned at (312) 277-1602 with any questions or further comments relating to this response letter.
Sincerely yours,
Peter E. Jokiel
Executive Vice President and
Chief Financial Officer
cc:      Scott Goodreau, General Counsel
222 S. Riverside Plaza, Suite 1600 ◆ Chicago, IL 60606-6001 ◆ 312.277.1652 ◆ fax: 877.782.2098 ◆ www.suainsurance.com